UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                                May 23, 2003

                     INSTRUMENTATION LABORATORY S.P.A.
              (Translation of registrant's name into English)

                              Viale Monza 338
                                20128 Milano
                                   Italy
                  (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F       X                         Form 40-F
                        -----                                 -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                      No   X
                   -----                                    -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                         INSTRUMENTATION LABORATORY

                             Table of Contents

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ITEM                                               SEQUENTIAL PAGE NUMBER
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Proxy Statement - Annual Shareholders'                        3-8
Meeting to be held on May 30/June 9, 2003
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                                                               May 19, 2003







Dear Holder of American Depositary Shares:

     You are cordially invited to attend the Annual Shareholders Meeting (the "Meeting") of Instrumentation Laboratory S.p.A (the "Company"), to be held on May 30, 2003 on first call, or, failing the attendance of the required quorum, on June 9, 2003 on second call, at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 10.00 a.m. The accompanying Proxy Statement and Voting Instruction Card contain important information about the matters to be acted upon at the Meeting. Please give us this information your careful attention.

     Your Board of Directors has determined that approving the resolutions described herein and in the enclosed materials is in the best interests of the Company and its shareholders and recommends that they be approved.


                                       Sincerely


                                       Jose Maria Rubiralta
                                       Chairman and President

                       INSTRUMENTATION LABORATORY SPA

                         ------------------------

                              PROXY STATEMENT
                        ANNUAL SHAREHOLDERS' MEETING
                    TO BE HELD ON MAY 30 / JUNE 9, 2003

                         ------------------------

Dear Holder of American Depositary Shares,

     The Board of Directors (the "Board") of Instrumentation Laboratory S.p.A. (the "Company") has convened the shareholders for the annual shareholders' meeting (the "Annual Shareholders' Meeting") to be held on May 30, 2003 on first call, or, failing the attendance of the required quorum, on June 9, 2003 on second call, in either case at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 10.00 a.m. The Agenda of the meeting is the following:

                                A G E N D A

1. Resolutions according to art. 2364 of the Civil Code: a) approval of the Company's Balance Sheet and of the Board of Directors' Management Report as of November 30, 2002; b) appointment of the Statutory Auditors and determination of remuneration.

     On the matters to be considered at the meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. Under Italian corporate law, to which the By-laws of the Company refer, the quorum for an ordinary meeting of shareholders is constituted by the holders of fifty percent (50%) of the Ordinary Shares outstanding. At an adjourned ordinary meeting, no quorum is required. In either case, resolutions are carried by a simple majority of those present.

     As of the close of business on May 12, 2003, Izasa Distribuciones Tecnicas S.A. ("Izasa"), directly or through its affiliates, has the power to vote 77,485,171 Ordinary Shares, or approximately 85,429% of the outstanding Ordinary Shares. Such voting power enables Izasa, without additional votes, to control the approval of the resolutions to be submitted at the meeting. Izasa has advised the Company that it intends to cast all of the votes, directly or indirectly, controlled by it at the Annual Shareholders' Meeting for the approval of each resolution on the Agenda.

THE MAJORITY SHAREHOLDER RECOMMENDS A VOTE FOR THE APPROVAL OF EACH RESOLUTION ON THE AGENDA.

     You may cast your vote on the resolutions referred to above either by filling in the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the Annual Shareholders' Meeting personally. Should you elect to cast your vote personally at the Annual Shareholders' Meeting in opposition to the recommendation of the Board, you will be required to follow certain procedures as required under Italian law. According to such procedures, you will be required to provide The Bank of New York not later than five (5) business days prior to the date of the Annual Shareholders' Meeting evidence that (i) you will be an ADS holder as of the date of the Annual Shareholders' Meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letter attached hereto as Annex A. Restrictions on transfer of your American Depositary Shares will apply for at least a five day period.

     Many thanks and best regards,

                                          INSTRUMENTATION LABORATORY S.p.A.

                            Milan, May 19, 2003

                                                                       ANNEX A



                    THE ANNUAL SHAREHOLDERS' MEETING OF

                       INSTRUMENTATION LABORATORY SPA

                    TO BE HELD ON MAY 30 / JUNE 9, 2003

                               HOW TO ATTEND

Dear Beneficial Holder of American Depositary Shares:

     As indicated in the enclosed Proxy Statement, the annual meeting (the "Annual Shareholders' Meeting") of the shareholders of Instrumentation Laboratory SpA (the "Company") will be held on Friday, May 30, 2003 in first call, or, failing the attendance of the required quorum, on Monday, June 9, 2003 at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy at 10.00 a.m.

     The beneficial owners of American Depositary Shares of the Company ("Beneficial Owners") are entitled either (i) if in agreement with the Board's proposals outlined in the Proxy Statement, to instruct The Bank of New York, as Depositary of the Ordinary Shares of the Company, and accordingly, the shareholder of record of the Company, as to the exercise of the voting rights pertaining to the Ordinary Shares represented by their respective American Depositary Shares by marking, signing, dating and notarizing in Italy, the United States or in other jurisdictions (in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention), and returning to The Bank of New York, the enclosed Voting Instruction Card; or (ii) if dissenting from the Board's recommendation, to attend the Annual Shareholders' Meeting personally and cast thereat the vote pertaining to the Ordinary Shares represented by the American Depositary Shares held by them.

     By this letter the Company wishes to provide the Beneficial Owners with instructions as to the requirements to be fulfilled by those Beneficial Owners who wish to attend the Annual Shareholders' Meeting and cast their vote personally.

     PURSUANT TO THE ITALIAN LAW GOVERNING THE ANNUAL SHAREHOLDERS' MEETING, MERELY HOLDING AMERICAN DEPOSITARY SHARES DOES NOT AUTOMATICALLY PERMIT THE BENEFICIAL OWNERS TO ATTEND THE ANNUAL SHAREHOLDERS' MEETING OR TO EXERCISE VOTING RIGHTS. IF A BENEFICIAL OWNER WISHES TO VOTE IN OPPOSITION TO THE RECOMMENDATION OF THE BOARD OF DIRECTORS, HE WILL NEED TO BE REGISTERED AS A SHAREHOLDER OF RECORD OF THE COMPANY AT LEAST FIVE DAYS IN ADVANCE OF THE MEETING AND ATTEND THE MEETING TO CAST HIS VOTE.

     In light of the foregoing, all Beneficial Owners who wish to attend the Annual Shareholders' Meeting must request from The Bank of New York (through the delivery of a Voting Instruction Card duly completed as specified above) an admission ticket for such meeting (which will require
(i) the lodging of the Beneficial  Owner's  American  Depositary  Receipts,
(ii)  registration  of the Beneficial  Owner as a Shareholder of record and
(iii) registration of such Beneficial Owner's name in the Company's Shareholders' Register, pursuant to applicable provisions of Italian law, as described below). Beneficial Owners that wish to vote against the recommendation of the Board of Directors and that will not be attending personally, may appoint in writing (subject to applicable provision of Italian law and the recording of said Beneficial Owner as Shareholder of record pursuant to Section 4.07 of the Deposit Agreement), any person not being a Director, Statutory Auditor or employee of the Company as their proxy to vote at such meeting against the recommendations of the Board of Directors.

     All Beneficial Owners who wish to attend the Annual Shareholders' Meeting in person or by proxy and vote thereat must comply with the following conditions, no later than MAY 23, 2003 at 12.00 p.m. (noon) with the following:

          (1) The original Voting Instruction Card received by all Beneficial Owners of American Depositary Shares of record on MAY 12, 2003 must be delivered to The Bank of New York. The Voting Instruction Card must be notarized in Italy, or in the United States or in other jurisdictions, in which case, if not notarized by an Italian Notary Public, also legalized by Apostille pursuant to the 1961 Hague Convention; and

          (2) All American Depositary Shares held by a Beneficial Owner must be delivered to a blocked account with The Depository Trust Company for the account of The Bank of New York or all American Depositary Receipts held by such Beneficial Owner must be physically delivered to The Bank of New York for holding.


     Upon fulfillment of the conditions set forth in sections 1 and 2 above to the satisfaction of The Bank of New York, the latter shall (i) request the Company and the Custodian to issue a share certificate registered in the name of said Beneficial Owner for the number of Shares evidenced by the Beneficial Owner's American Depositary Shares; (ii) send to the Company certified copies of the Voting Instruction Cards; (iii) take any actions which may be necessary or appropriate in order to prevent any transfers of such Beneficial Owner's American Depositary Shares (or American Depositary Receipts) in the period beginning five full days prior to the date of the meeting (the "Blocked Period"); (iv) cause the name and address of such Beneficial Owner to be registered in the Shareholders' Register ("Libro Soci") of the Company during the Blocked Period; (v) issue or cause to be issued an admission ticket for such meeting during such Blocked Period in respect of the number of Shares represented by such Beneficial Owner's American Depositary Shares; and (vi) cause the Company, after the meeting, to delete the Beneficial Owner as Shareholder of record and reinstate in such capacity The Bank of New York. ANNEX A

     In the  absence  of  receipt  by The  Bank of New  York of a  properly completed Voting Instruction Card (containing non-discretionary instructions to vote contrary to the Board of Directors' recommendations), on or before the date indicated above, the voting rights pertaining to the American Depositary Shares, whose Beneficial Owners have not delivered such Voting Instruction Card shall be exercised by the Depositary, insofar as practicable and permitted under any applicable provision of the Deposit Agreement, Italian law and the Company's Certificate of Incorporation and By-laws ("Atto costitutivo e Statuto") in accordance with the recommendations of the Board of Directors.

     The Bank of New York and the Company assume no obligation and are subject to no liability with respect to the above described voting procedure, except that they agree to perform their respective obligations specifically set forth above without gross negligence or bad faith. The Beneficial Owner (or the person appointed by the latter as proxy in the Voting Instruction Card) will be entitled to receive the admission ticket either at the offices of The Bank of New York, located at 101 Barclay Street, New York, New York 10268, ADR Division, during the five (5) business days immediately preceding the date of the Annual Shareholders' Meeting or from the Company, starting from 9.00 a.m. on the date of the Annual Shareholders' Meeting at the offices of Pavia e Ansaldo in Milan, Italy, Via del Lauro 7.

     If the voting rights pertaining to the American Depositary Shares held by any Beneficial Owners have been exercised through the mailing of the Voting Instruction Card, the Beneficial Owners may nevertheless obtain from The Bank of New York an attendance card for the Annual Shareholders' Meeting with no speech or voting powers. In such case the Beneficial Owners shall be required to comply with the condition set forth in Item 2 above.

     Please do not hesitate to contact the Company or The Bank of New York at the addresses and telephone numbers set forth below if any clarification is required.

Best regards.

                                          Sincerely yours,


                                          INSTRUMENTATION LABORATORY SPA


Instrumentation Laboratory S.p.a.         The Bank of New York
Viale Monza 338                           101 Barclay Street
20128 Milano, Italy                       New York, New York 10268
Attn: Dr. Rossano Pozzi                   Attn:  Vinu Kurian
tel. n.  (781) 861-4024                   ADR Department
fax. n. (781) 861-4496                    tel. n. (212) 815-8365
                                          fax. n. (212) 571-3050

                                 SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       INSTRUMENTATION LABORATORY S.p.A.
                                       ---------------------------------
                                                 (Registrant)



Dated: May 23, 2003                 By:      /s/ Jose Luis Martin
                                            ---------------------
                                    Name:   Jose Luis Martin
                                    Title:  Chief Financial Officer
                                            (principal financial officer
                                            and principal accounting officer)